AllianceBernstein National Municipal Income Fund N SAR
April 30, 2009

811-10573

Question 77C Matters submitted to a vote of security holders


The Annual Meeting of Stockholders of AllianceBernstein National
Municipal Income Fund, Inc. (the Fund) was held on March 31,
2009. A Description of the proposal and number of shares voted at the Meeting are as follows:

To elect three Directors for a term of two or three years and until his successor is duly elected and qualifies.

			Voted For	Authority Withheld

Class Two (term expires 2011)

Robert M. Keith		25,342,123	1,160,239

Class Three (term expires 2012)

Garry L. Moody		25,254,972	1,247,389
Marshall C. Turner	25,250,493	1,251,869
Earl D. Weiner		25,176,432	1,325,929

ablegal -  1578606 v1